Insider transaction detail - View details for insider	2005-05-09 13:42 ET

Transactions sorted by      : Insider
Insider family name           : dyment ( Starts with )
Given name                          : fred ( Starts with )
Filing date range                : May 9, 2005 - May 9, 2005
Equity securities                : Common Shares
Issuer derivatives               : Options

Insider name:	Dyment, Fred J.

Legend:	O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning:	The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities

Issuer name:	TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer

Security designation: Common Shares

475521	2004-03-15	2005-05-09	Direct Ownership	00 - Opening Balance-Initial SEDI Report

Transaction ID	Date of	Date of filing	Ownership type	Nature of	Number or	Unit price or	Closing	Insider's	Conversion	Date of	Underlying security	Equivalent	Closing
	transaction	YYYY-MM-DD	(and registered	transaction	value acquired	exercise	balance	calculated	or exercise	expiry or	designation	number or	balance of
	YYYY-MM-DD		holder, if		or disposed of	price		balance	price	maturity		value of	equivalent
			applicable)							YYYY-MM-DD		underlying	number or
												securities	value of
												acquired or	underlying
												disposed of	securities

475523	2005-05-05	2005-05-09	Direct Ownership :	51 - Exercise of options	+90,000	3.2600		90,000

475525	2005-05-05	2005-05-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-10,500	5.2000	USD	79,500

475530	2005-05-09	2005-05-09	Direct Ownership :	10 - Acquisition or disposition in the public market	-39,500	5.2128	USD	40,000

Security designation: Options (Common Shares)

475518	2005-05-05	2005-05-09	Direct Ownership	51 - Exercise of options	-90,000	3.2600		90,000	2009-03-15	Common Shares	-90,000	90,000